BOOKS-A-MILLION, INC.

402 Industrial Lane

Birmingham, Alabama 35211

February 18, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: H. Christopher Owings

Re:	Books-A-Million, Inc.

Form 10-K for Fiscal Year Ended February 2, 2008

Filed April 17, 2008

Forms 10-Q for Fiscal Quarters Ended May 3, August 2 and

November 1, 2008

Filed June 10, September 9 and December 9, 2008, respectively

Definitive Proxy Statement on Schedule 14A

Filed April 21, 2008

File No. 0-20214

Dear Mr. Owings:

This letter is being submitted in response to the comment letter dated January 30, 2009 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) addressed to Clyde B. Anderson, Executive Chairman of the Board of Books-A-Million, Inc. (the “Company”). This letter will also document that, in a telephone conference with the Company’s outside counsel on February 6, 2009, Mr. Milwood Hobbs, referenced in the Comment Letter as an SEC Accountant, approved a response due date for the Company to the Comment Letter of February 18, 2009. This letter contains the Company’s responses to the Comment Letter. For your convenience, each comment is repeated below, followed by the Company’s response.

Securities and Exchange Commission

February 18, 2009

Form 10-K for the Year Ended February 2, 2008

Item 1. Business

General, page 4

1.

We note that your revenues are derived from selling merchandise such as new and used books in hardcover, paperback and audio formats, magazines, newspapers, movies in DVD, music in CD, gifts, toys and games, gift cards, book club memberships etc. Please disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services as required by Item 101(c)(1)(i) of Regulation S-K or advise us why you are not required to do so. Similarly, revise the segment footnote to your financial statements to provide the enterprise-wide disclosures as required by paragraph 37 of SFAS 131, as appropriate.

Response:      Item 101(c)(1)(i) of Regulation S-K requires that certain disclosures be made regarding “any class of similar products or services which accounted for 10% or more of consolidated revenue.” As a result of this guidance and the requirements of SFAS 131, the Company has identified and disclosed two reportable segments, the Retail Trade Segment and the Electronic Commerce Segment. Within each of these segments, the Company derives the vast majority of its revenue from the sale of books. For the fiscal year ended February 2, 2008, book sales accounted for 69% of all sales with none of the other categories exceeding 10% of consolidated revenue. The Company will consider future disclosure of additional categories and segments when revenue within those categories meets the 10% of consolidated revenue criteria requirement in Item 101(c)(1)(i) of Regulation S-K.

Item 2. Properties, page 11

2.

Your disclosure relating to the description of the leased properties should be enhanced to provide an investor a better understanding of their properties since you do not disclose any property locations. Accordingly, please expand your disclosure to include the locations of the superstores and traditional book stores you operated as of the end of the most recent balance sheet date and provide additional information on the geographic location of your warehouses, distribution and fulfillment centers. Refer to Instruction 1 to Item 102 of Regulation S-K.

Response:      In accordance with the Commission’s request, the Company will make the following disclosure in future filings:

The number of stores located in each state and the District of Columbia as of [Month and Day], 2009 are listed below:

Securities and Exchange Commission

February 18, 2009

State	Number of Super Stores	Number of Traditional Book Stores
Florida	XXX	XXX
Alabama	XXX	XXX
Virginia	XXX	XXX
N. Carolina	XXX	XXX
Georgia	XXX	XXX
Tennessee	XXX	XXX
S. Carolina	XXX	XXX
Louisiana	XXX	XXX
Texas	XXX	XXX
Mississippi	XXX	XXX
Indiana	XXX	XXX
Kentucky	XXX	XXX
Arkansas	XXX	XXX
Ohio	XXX	XXX
Illinois	XXX	XXX
W. Virginia	XXX	XXX
Maryland	XXX	XXX
Missouri	XXX	XXX
District of Columbia	XXX	XXX
Oklahoma	XXX	XXX
Kansas	XXX	XXX
Total	XXX	XXX

The Company operates two distribution facilities near Florence, Alabama. The combined square footage of these distribution facilities is XXX square feet.

Exhibit 13

Selected Consolidated Financial Data, page 3

3.

Please revise your presentation to include the amounts for Other Long-Term Liabilities of $10.3 million as of February 2, 2008 which is required to be included for all periods presented to comply with Item 301 of Regulation S-K. See paragraph 2 of Instruction 1 to Item 301 of Regulation S-K. Please also include these liabilities in your tabular presentation of contractual obligations and commitments table on page 12 under Future Commitments in management’s discussion and analysis as required by Item 303(a)(5) of Regulation S-K.

Securities and Exchange Commission

February 18, 2009

Response:      The $10.3 million consists of $8.1 million of accrued rent liabilities resulting from the SFAS 13 requirement to straight-line rent expense for operating lease agreements with escalating rental payments over the lease term and $2.2 million of income tax uncertainties recorded in compliance with FASB Interpretation No. 48. The accounting policy relating to the accrued rent liabilities amount is detailed in the “Deferred Rent” section of the Summary of Significant Policies footnote of the consolidated financial statements (page 23). The liability for the uncertain tax positions is detailed and disclosed in footnote 2 of the consolidated financial statements (page 28).

In accordance with the Commission’s request, the Company will include the amounts of other long term liabilities for all periods presented in the Selected Consolidated Financial Data section of future filings. The Company believes that the future commitments relating to operating lease commitments is appropriately disclosed in the Future Commitments section of Management’s Discussion and Analysis under the “Operating leases” caption. The liability for income tax uncertainties recorded in compliance with FASB Interpretation No. 48 is not included in this table, as the Company cannot make a reasonably reliable estimate of the periods of cash settlements with the respective taxing authorities. The Company will add the following footnote to this table in future filings:

The table above excludes any amounts related to the payment of the $XX income tax uncertainties, as the Company cannot make a reasonably reliable estimate of the periods of cash settlements with the respective taxing authorities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 4

4.

Your disclosure states comparable store sales performance is determined each fiscal quarter during the year based on all stores open for at least 12 months. Please expand your disclosure to clarify how you treat stores that are under renovation, but remain open in your calculation for all periods presented and advise us.

Response:      The Company considers a store to be comparable if it is open on the first day of the quarter and has been open for at least 12 months. Alternatively, if a store permanently closes during the quarter, it is excluded from the Company’s comparable store sales calculation as if the store closed on the first day of the quarter. Stores that are being renovated are not closed and remain open during renovation. Stores that are being relocated to another location in the same trade area are only closed for one or two weeks. Therefore, the Company believes that the classification of these stores as comparable is appropriate.

In accordance with the Commission’s request, the Company will make the following clarifying disclosure in future filings:

Securities and Exchange Commission

February 18, 2009

Comparable store sales are determined each fiscal quarter during the year based on all stores that have been open at least 12 full months as of the first day of the fiscal quarter. Any stores closed during a fiscal quarter are excluded from comparable store sales as of the first day of the quarter in which they close. Remodeled and relocated stores are also included as comparable stores.

5.

Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, we note the recent decline in consumer retail spending in the current economic environment has affected almost all companies in every industry. However, you have not provided investors with an overview of how the negative trends have affected your business. Please expand your discussion to provide investors with a better understanding of how you anticipate the negative trends being reported in the current U.S. economy as well as a continuing decline in national consumer retail spending over the last twelve to eighteen months will impact you. You should provide a more robust discussion of the negative impacts to the extent material that have had or you reasonably expect them to have on your earnings trends, liquidity and capital resources. Further, please discuss in reasonable detail:

•	Economic or industry-wide factors relevant to your company, and
•	Material opportunities, challenges, and
•	Risk in short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:      In response to the Commission’s request, the Company will expand its discussion within Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) in future filings to cover material trends and uncertainties that will have, or are reasonably likely to have, a material impact on the Company’s revenues or income or result in the Company’s liquidity decreasing or increasing in any material way. Specifically, the Company will ensure that the MD&A adequately addresses current economic conditions at the time of the disclosure and the impact of those economic conditions on consumer retail spending, as well as the Company’s earnings trends, liquidity and capital resources. Although the precise disclosure will be dependent upon economic conditions at the relevant time, the following disclosure is an example of what the Company might include in the MD&A as of the date of this letter:

The Company believes that the United States and global economies are presently experiencing extremely challenging times and that general economic conditions could deteriorate further. The Company believes that these conditions have had and will continue to have an adverse impact on spending by the Company’s current retail

Securities and Exchange Commission

February 18, 2009

customer base and potential new customers. Because of these significant challenges, we are continuously reviewing and adjusting our business activities to address the changing economic environment. We are carefully managing our inventory and liquidity and enforcing expense controls while working diligently and prudently to grow our business. Because of the uncertainty in the overall economic environment, the unpredictability of consumer behavior and the concern as to whether current conditions will improve, it is very difficult for us to predict how our business may be affected in the future. Our business and financial performance may be adversely affected by current and future economic conditions that cause a further decline in business and consumer spending, including a reduction in the availability of credit, increased unemployment levels, higher energy and fuel costs, rising interest rates, financial market volatility and long-term recession. These conditions could have a negative impact on the earnings, liquidity and capital resources of the Company.

Critical Accounting Policies

Inventories, page 6

6.

Please expand your disclosure to indicate whether there have been significant variances between your estimates of shrinkage when compared to adjustments resulting from physical inventories each fiscal period.

Response:      In accordance with the Commission’s request, the Company will make the following addition to the Company’s disclosure in future filings:

The Company estimates and accrues shrinkage for the period between the last physical count of inventory and the balance sheet date. The accrual is calculated based on historical results. As this estimate is based on historical experience, the variances between the estimate of shrinkage and the adjustment resulting from physical inventories are traditionally not significant.

7.

Please revise your disclosure to clarify what estimates you make with respect to merchandise mark down and vendor allowances and how do you determine the amount being estimated for all periods presented. For example, please state if you estimate the amount of vendor allowances recorded each period based on volume of units sold, as applicable.

Response:      The Company discloses its accounting treatment for vendor allowances in a separate section on page 6. The Company believes that this disclosure is consistent with industry practice and is sufficient, as it provides the recognition period of allowances and the rationale behind the calculation. In accordance with the Commission’s request, the Company will make the following addition to the Company’s disclosure in future filings:

Securities and Exchange Commission

February 18, 2009

Reserves for markdowns are estimated based upon the Company’s history of liquidating non-returnable inventory.

Liquidity and Capital Resources

Future Commitments, page 12

8.

Revise your presentation to include on a separate line the amount of scheduled interest to be paid on all of the short-term borrowing and long-term debt relating to the industrial bonds. See Item 303(a)(5) of Regulation S-K.

Response:      Even though the Company believes that disclosures already included in the financial statements are sufficient for the reader to calculate and understand the amount of interest to be paid, in accordance with the Commission’s request, the Company will include on a separate line the amount of scheduled interest in future filings.

Consolidated Financial Statements

Consolidated Balance Sheets, page 17

9.	Tell us and disclose the nature of the line item of $10.3 million Other long term liabilities as shown on the face of the consolidated balance sheets.

Response:      The $10.3 million consists of $8.1 million of accrued rent liabilities resulting from the SFAS 13 requirement to straight-line rent expense for operating lease agreements with escalating rental payments over the lease term and $2.2 million of income tax uncertainties recorded in compliance with FASB Interpretation No. 48. The accounting policy relating to the accrued rent liabilities amount is detailed in the “Deferred Rent” section of the Summary of Significant Policies footnote of the consolidated financial statements (page 23). The Company will include the specific amount of the accrued rent liabilities separately in this footnote in future filings. The liability for the uncertain tax positions is detailed and disclosed in footnote 2 of the consolidated financial statements (page 28).

Notes to Consolidated Financial Statements

Note 8. Business Segments, page 34

10.	Please revise your disclosure to specially identify your operating segments and provide all of the disclosures as required by paragraph 26(a) of SFAS 131 and advise us.

Securities and Exchange Commission

February 18, 2009

Response:      In compliance with SFAS 131, the Company has identified and disclosed two reportable segments, the Retail Trade Segment and the Electronic Commerce Segment. The Company’s determination was based on application of the criteria in paragraph 10 of SFAS 131 by considering the way in which the business is managed (focusing on the financial information distributed and to whom it was distributed) and the manner in which the chief operating decision maker interacts with other members of management. All of the required disclosures for these identified segments, as required by paragraph 26(a) of SFAS 131, have been appropriately provided. The Company does not propose revising this disclosure.

Exhibit 31.1

11.

Please ensure that your certifications appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. In this regard, in paragraph 3 you refer to “this annual report” rather than “this report.”

Response:      In accordance with the Commission’s request, the Company will ensure that the language of certifications in future filings appears exactly as set forth in Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Beneficial Ownership of Common Stock, page 12

12.

Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Anderson BAMM Holdings, LLC and The Charles C. Anderson Family Foundation. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Response:

Anderson BAMM Holdings, LLC

Anderson BAMM Holdings, LLC, a limited liability company organized under the laws of the State of Delaware (“ABH”), is managed by a board of directors, which board is given full and complete authority, power and discretion to manage and control the business, affairs and properties of ABH and to make all decisions regarding those matters, which gives the board the ultimate voting and investment control over the shares of the Company’s common stock contributed to ABH by its members. The current board of directors of ABH consists of Charles C. Anderson, Joel R. Anderson, Charles C.

Securities and Exchange Commission

February 18, 2009

Anderson, Jr., Terry C. Anderson, Clyde B. Anderson and Sandra B. Cochran. Harold M. Anderson has the right to nominate and elect himself to the board at any time that he owns a membership interest in ABH. Otherwise, the directors are elected by the members of ABH at its annual meeting.

The Charles C. Anderson Family Foundation

The Charles C. Anderson Family Foundation is a charitable foundation formed under the laws of the State of Alabama. Charles C. Anderson is the Chairman of the foundation’s board of directors and has the ultimate voting and investment control of the shares of the Company’s common stock held by the foundation.

In accordance with the Commission’s request, the Company will ensure that the beneficial ownership information contained within the Company’s future filings on Form 10-K or Schedule 14A, as applicable, includes a disclosure identifying the person or persons who have the ultimate voting and investment control over the shares of the Company’s common stock held by Anderson BAMM Holdings, LLC and The Charles C. Anderson Family Foundation.

Compensation Discussion and Analysis, page 15

13.

We note that you do not discuss any executive employment agreements or any executive change-in-control agreements or change-in-control benefits. Please confirm to us that you do not have any of these agreements or benefits or revise your disclosure to discuss.

Response:      In accordance with the Commission’s request, the Company confirms that none of the executive officers has an employment or change-in-control agreement with the Company. The executive officers may, however, be entitled to certain compensation upon a change-in-control in connection with accelerated vesting of restricted stock awards granted under the Company’s 2005 Incentive Award Plan. The Company will include a discussion of this compensation in future filings on Schedule 14A similar to the following:

The Company’s named executive officers do not have employment or change-in-control agreements with the Company. The information below describes and quantifies the compensation that would have accrued to the named executive officers under the Company’s 2005 Incentive Award Plan upon a change-in-control of the Company on [the date of the Company’s last completed fiscal year]. However, the actual benefit to a named executive officer under this plan can only be determined at the time of the change-in-control event.

Securities and Exchange Commission

February 18, 2009

The Restricted Stock Agreements with executive officers that document the grants of restricted stock awards under the 2005 Incentive Award Plan provide that all of the shares of restricted stock not previously vested may, in the sole and absolute discretion of the Compensation Committee, become vested in the event of a change-in-control of the Company. Pursuant to the 2005 Incentive Award Plan, a “change-in-control” generally consists of one of the following events:

          (1)       a transaction (other than an offering of the Company’s common stock to the general public through a registration statement filed with the Securities and Exchange Commission) resulting in the acquisition of 50% or more of the Company’s voting securities, other than an acquisition by the Company, any of its subsidiaries, an employee benefit plan maintained by the Company or any of its subsidiaries or a person that, prior to such transaction, directly or indirectly controls, is controlled by or is under common control with the Company;

          (2)       when, during any two-year period, the members of the Company’s Board of Directors at the beginning of the period (along with any new director whose election or nomination is approved by at least two-thirds of the directors who either were directors at the beginning of the period or who were so approved) cease to constitute a majority of the Board;

          (3)       the consummation by the Company of (i) a merger, consolidation, reorganization or business combination, (ii) a sale or other disposition of all or substantially all of the Company’s assets or (iii) the acquisition of assets or stock of another entity, unless the outstanding shares of the Company immediately prior to the transaction continue to represent more than 50% of the combined voting stock of the Company or its successor immediately following the transaction or after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the successor entity; or

          (4)       the Company’s stockholders approve a plan of liquidation or dissolution of the Company.

The Compensation Committee has full and final authority to determine whether a change-in-control has occurred pursuant to the definition in the 2005 Incentive Award Plan and the date of the occurrence of the change-in-control event.

The table below sets forth the intrinsic value of the shares of restricted stock under the 2005 Incentive Award Plan that could have vested in the event that a change-in-control of the Company occurred on [the date of the Company’s last completed fiscal year]. This table assumes that the Compensation Committee would have exercised its discretion under the 2005 Incentive Award Plan and approved an acceleration of vesting of all of

Securities and Exchange Commission

February 18, 2009

the shares of restricted stock upon such a termination. The intrinsic value is calculated by multiplying the number of shares that would have vested by the fair market value of the Company’s common stock on [the date of the Company’s last completed fiscal year].

Name of Executive Officer	Amount that Would Have Been Realized Due to the Acceleration of Vesting of Restricted Stock in the Event of a Change-in-Control of the Company
_______________	$____________________
_______________	$____________________
_______________	$____________________
_______________	$____________________
_______________	$____________________

Elements of Compensation, page 16

14.

We note that you have not provided a quantitative discussion of either the terms of the necessary goals to be achieved for your named executive officers to earn cash bonuses or the performance based objectives to receive performance based shares of restricted shares. If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please tell us your reasons. If disclosure of the performance-related factors would cause competitive harm, please discuss in your disclosure how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response:      In accordance with the Commission’s request, the Company will provide in future filings a quantitative discussion of the terms of the necessary goals to be achieved by the Company’s named executive officers to earn cash bonuses and the performance based objectives necessary to receive performance based restricted shares.

In response to the Commission’s request that the Company discuss any discretion that may be exercised in granting such performance based awards absent attainment of the stated performance goal, the goals under the performance based bonus plan and performance based restricted stock grants must be met before the awards are paid or awarded. The Compensation Committee does have authority, however, to make non-performance based awards.

Securities and Exchange Commission

February 18, 2009

The Role of Executive Officers in the Compensation Process, page 19

15.	Please revise to discuss the “input” that Mr. Anderson and Ms. Cochran provided the Compensation Committee concerning the compensation of your other executive officers.

Response:      In response to the Commission’s request, the Company states that Mr. Anderson and Ms. Cochran provide the Compensation Committee with verbal personal performance evaluations of the other executive officers of the Company and propose compensation adjustments, including salary increases and incentive compensation opportunities, for such officers to the Compensation Committee for its consideration. The Compensation Committee is ultimately responsible, however, for determining the compensation of these other executive officers.

In accordance with the Commission’s request, the Company will ensure that all future filings provide this disclosure as applicable.

Transactions with Related Persons, page 20

16.

Please augment your disclosure to indicate how you determine whether a transaction is a related party transaction. Further, please verify that the agreements in connection with the transactions referred to in the discussion have been filed as exhibits with the Commission.

Response:      In accordance with the request of the Commission, the Company will augment its disclosure in future filings on Form 10-K or Schedule 14A, as applicable, to explain the Company’s policy for the identification, review and approval of related person transactions, to include the following information:

The Audit Committee, pursuant to its written charter, must review and approve any and all related person transactions that exceed or are expected to exceed the $120,000 threshold requiring disclosure under the rules of the Securities and Exchange Commission. The Audit Committee relies on information provided by its officers and directors in their annual questionnaires, as well as financial information reporting from the Company’s internal accounting department, to identify related person transactions that require consideration. Further, the Company’s Code of Business Conduct and Ethics sets forth certain factors that must be considered in identifying potential conflicts of interest, including outside employment, improper personal benefits, financial interests, loans or other financial transactions, service on boards and committees and actions of family members, and requires that associates disclose to the Company any situations that reasonably would be expected to give rise to a conflict of interest. In addition to these review procedures, the Audit Committee considers all other relevant factors when determining whether to approve a related person transaction, including whether the related person transaction is on terms no less favorable than terms generally available to

Securities and Exchange Commission

February 18, 2009

an unaffiliated third-party under the same or similar circumstances and the extent of the related person’s interest in the transaction. No director may participate in any discussion or approval of any related person transaction in which he or she is a related person, but that director must provide the Audit Committee with all material information concerning the transaction.

Further, in accordance with the request of the Commission, the Company confirms that no written agreements for the related person transactions discussed in the filing at issue have been filed as exhibits with the Commission to date. The Company will ensure that all written agreements representing the related person transactions in future filings are filed to the extent required by Item 601 of Regulation S-K.

Forms 10-Q for Fiscal Quarters Ended May 3, August 2 and November 1, 2008

17.	As applicable, please apply the above comments to your quarterly reports on Form 10-Q.

Response:      In accordance with the Commission’s request, the Company will ensure that the comments contained in this Comment Letter will be applied to all future filings as applicable, including the Company’s quarterly reports on Form 10-Q.

In connection with the foregoing response to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

February 18, 2009

If you have any questions or comments regarding this response, please call Brian W. White, Interim Chief Financial Officer, at (205) 943-0530. Thank you very much for your attention to this matter.

Very truly yours,

/s/ Clyde B. Anderson

Clyde B. Anderson
Executive Chairman of the Board

/s/ Sandra B. Cochran
Sandra B. Cochran
President, Chief Executive Officer

/s/ Brian W. White

Brian W. White
Interim Chief Financial Officer

cc:	Milwood Hobbs

                Andrew Mew

                Scott Anderegg

Christopher B. Harmon, Esq.

Timothy W. Gregg, Esq.